

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

August 20, 2009

Rodney F. Emery
Chief Executive Officer
Steadfast Secure Income REIT, Inc.
4343 Von Karman Avenue, Suite 300
Newport Beach, California 92660

       Re: Steadfast Secure Income REIT, Inc.
                Registration Statement on Form S-11
                Filed July 24, 2009
                File No. 333-160748

Dear Mr. Emery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements:

- "According to Property & Portfolio Research, Inc. or PPR, apartment vacancies across the largest 54 U.S. metropolitan areas . . . ," page 43;

- "[O]ver 3 million renter households in the U.S. since the homeownership rate began falling . . . according to the U.S. Census Bureau," page 44

- "Almost 60% of households made up of 25 to 29 year olds . . . according to the U.S. Census Bureau," page 45;

- "Since the beginning of this decade, however, this trend has begun to reverse, and by 2015 . . . according to Moody's Economy.com;" page 45

- "According to the Immigration and Naturalization Service, in the last decade, an average of one million . . . ," page 45

- ▪ "Immigrants tend to be younger and have a lower income level . . . according to Prudential Real Estate Investors;" page 45;

- ▪ "According to Marcus & Millichap's National Multi-Housing Group, approximately 85% . . . ," page 45;

- ▪ "According to Moody's Economy.com, expectations are for manufacturing and retail sales levels . . . ," page 49; and

- ▪ "PPR is projecting vacancies to peak at 13.6% in the fourth quarter . . . ," page 52.

6.   Please provide the disclosure required by Items 5 and 19 of Form S-11, or tell us why you believe the disclosure is not applicable.

7.   We note on page B-13 of the form of your subscription agreement that your securities are subject to restrictions on transfer. Please revise your Description of Capital Stock section on page 106 to describe these restrictions. Also, please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Prospectus Cover Page

8.   Please limit your cover page to one page. Refer to Item 501(b) of Regulation S-K.

9.   We note that your offering will not last beyond two years from the date of the prospectus, unless extended. It is not appropriate to extend the offering for an indefinite period of time. Please revise to state a final termination date of the extension period.

Industry and Market Data, page iv

10.   We note that you have included disclaimers regarding the market and industry data included in your prospectus that you obtained from independent industry sources and publications. A registrant is responsible for all information included in its registration statement and may not disclaim the disclosure. In addition, it is not appropriate to include third party disclaimers when you are relying on third party information for disclosure in the prospectus. Please revise to eliminate these disclaimers from your document.

Questions and Answers About This Offering, page vi

11.   The Q&A should not repeat any information that appears in the summary and *vice versa*. For example, information from the following Q&As is repeated in the summary:

- What kind of offering is this?

- How is the offering price for shares of your stock determined?

- How long will this offering last?

- If I buy shares, will I receive distributions and, if so, how often?

- May I reinvest my distributions?

Please revise to eliminate repetition between your Q&A and summary section.

Prospectus Summary, page 1

Our Advisor, page 2

12.   Please revise your disclosure to indicate when the advisory agreement became effective, or alternatively, when it is expected to become effective.

Our Structure, page 4

13.   Please revise the organizational chart to include the ownership percentages of *all* the various entities.

Compensation to Our Advisor and Its Affiliates, page 7

14.   Please tell us the basis for your estimate that organization and offering expenses will be 1.25% of gross proceeds from the primary offering.

15.   We note that you have disclosed acquisition fees on a leveraged basis, assuming 65% leverage. Please revise to disclose leverage assuming the maximum allowed under your charter, which appears to be 75% of the aggregate cost of your assets.

16.   Please revise the table to include a line item for reimbursement to your advisor for amounts it pays to third parties in connection with the selection, acquisition or development of a property or acquisition of a real estate-related asset. We note the disclosure in footnote (3) on page 86.

17.   Please provide separate disclosure for property management fees and leasing fees. With respect to property management fees, please revise to clarify how you will determine the "market based percentage" of annual gross revenues.

18.   Please revise to state that you have issued 1,000 shares of convertible stock to your advisor.

19.   Please revise to disclose the definition of "enterprise value" as it is used in connection with your description of the convertible stock, or provide a cross-reference to the definition provided in the Description of Capital Stock section of the prospectus.

Distributions, page 11

20.   We note your disclosure here, and elsewhere in the filing, that the Advisor has agreed to advance you up to $5 million to pay distributions during the offering stage. Tell us whether this agreement represents a financial guarantee by the Advisor and ultimately the Sponsor, and if so, explain to us how you determined it was not necessary to include the financial statements of the Advisor and the Sponsor in your filing.

Investment Objectives, Strategy and Policies, page 53

Multifamily Investments, page 55

21.   We note that you will "consider acquiring real properties located in urban areas, especially those located in coastal cities . . . ." Please explain why you believe properties in coastal cities are particularly desirable. Furthermore, please explain how the coastal locations in which you seek acquisitions will align with your investment objective of avoiding "markets with significant seasonal fluctuations in tenancy."

Underwriting Process, page 56

22.   Please revise explain the term "Tier 1" markets or properties.

Real Estate Assets, page 60

23.   Please revise to describe your "loan-to-own" strategy in greater detail. Explain how you will identify distressed sellers, describe the types of loan holders that you expect to be a source for these assets, and discuss the reasons why you expect holders of mortgages and other indebtedness related to strong income-producing properties would be willing to sell those loans at a favorable price.

Debt Instruments, page 61

24.   We note your policy that you "will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property . . . would exceed an amount equal to 85% of the appraised value of the property, unless we find substantial justification due to the presence of other underwriting criteria." Please expand your disclosure to explain what would constitute substantial justification to override this policy.

25.   Please describe the credit quality of the loans that you may invest in.

Due Diligence, page 63

26.   Please explain the following terms in clear, plain language:

- Rent roll;

- Independent Phase I environmental site assessment;

- Phase II assessment;

- Marketable or indefeasible title; and

- Tenant estoppels.

Management, page 71

Audit Committee, page 73

27.   We note that you intend to have a financial expert on your audit committee, which will be comprised of independent directors, and that you currently have three independent director nominees. Please indicate which of your nominees will be considered a financial expert.

Directors and Executive Officers, page 73

28.   Please revise to briefly describe the duties of your executive officers and what these officers will actually do for you on a day-to-day basis in these capacities.

Long-Term Incentive Plan, page 76

29. We note that your long-term incentive plan "will automatically expire on the tenth anniversary of the date on which it is approved by [y]our board of directors and stockholders . . . ." We further note that your board of directors will evaluate whether to pursue a liquidity event by January 1, 2015. Please explain the effect of the various liquidity events on your long-term incentive plan.

The Advisory Agreement, page 79

30. Please revise to clarify whether non-renewal of the advisory agreement requires any notice period.

Affiliated Dealer Manager, page 81

31. Please revise to clarify the corporate history of your dealer manager. Disclosure in the first paragraph states that Coastal Capital Markets Group was the predecessor of Steadfast Capital Markets Group, and that Steadfast Capital Markets Group is not yet a FINRA member. The biographical information about Mr. Aaron G. Cook, however, indicates that Coastal Capital Markets Group is an existing broker-dealer and FINRA member. Also, please tell us the current status of Steadfast Capital Markets Group's application for FINRA membership.

Management Compensation, page 82

32. Please revise to explain the purpose of the investment management fees paid to your advisor, considering that you will also compensate the affiliated property managers for property management services. Please describe the services that the advisor will perform in exchange for the investment management fees and explain how those services differ from property management services.

33. Your description of the conversion formula for the convertible stock is dense and difficult to follow. Please revise to provide an example illustrating how the conversion formula will operate.

Conflicts of Interest, page 87

34. Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue a liquidity event.

Our Affiliates' Interests in Other Steadfast Affiliates, page 87

35.   Please revise to disclose the number of other programs sponsored by your sponsor and its affiliates that present conflicts of interest.

Allocation of Our Affiliates' Time, page 87

36.   Please revise to disclose the amount of time your executive officers will devote to you.

Fees an Other Compensation to Our Advisor and its Affiliates, page 88

37.   We note the disclosure at the top of page 89, which states that fees will be payable to your advisor regardless of the quality of the assets or the services provided to you. Please expand this disclosure to clearly state that acquisition and investment management fees are based on the purchase price or cost of your assets and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

Compensation Involving Our Advisor and its Affiliates, page 90

38.   We note that your independent directors will be responsible for determining if the compensation paid to your advisor and its affiliates is reasonable. Please revise to describe actions the board may take if it decides that the compensation is unreasonable.

Prior Performance Summary, page 92

Three Year Summary of Acquisitions, page 95

39.   Please revise to disclose the method of financing for your acquisitions during this period. Refer to Item 8.A.4 of Industry Guide 5.

Management's Discussion and Analysis

Distribution Policy, page 102

40.   Refer to the second paragraph under this heading. Please revise to clarify whether you may also borrow funds, other than the advance from your advisor, to pay distributions.

Share Repurchase Plan, page 113

41.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. Please consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). For example, under the relief granted by the Division, the number of shares to be repurchased by a company under a redemption plan will generally not exceed 5 percent of the number of shares outstanding during a 12-month period. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

42.   Please revise to disclose more specifically how the "current" offering price will be determined for purposes of repurchase payments. Currently, it is not clear whether all holders making repurchase requests during a quarter will receive the same price or if the price will be based on the offering price for your shares on the date of the redemption requests.

Estimated Net Asset Value per Share, page 119

43.   We note that you do not intend to publicly disclose your NAV per share until six months after completion of your offering, which includes this offering and any follow-on public equity offerings. Please revise to disclose the reasons why you will not publicly disclose net asset value prior to the time you complete your public offering. In addition, we note that you may change the offering price of your shares from $10.00 to a price that reflects changes in your estimated net asset value per share and other factors that the board may consider. Please revise to clarify whether you will publicly disclose per share NAV in the event that your offering price is adjusted to reflect changes in NAV.

Offering Price, page 152

44.   We note that the board of directors may change the price at which you offer shares. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than $10.00 per share for the public offering or $9.50 per share for the distribution reinvestment plan.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-2

45.   We note that you have filed, or will file in an amendment, the "form" of many exhibits, such as your articles of incorporation, dealer manager agreement and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Exhibits 5.1 and 8.1

46.   Please confirm that you will file final, dated and executed legal and tax opinions prior to effectiveness of the registration statement.

Appendix A - Prior Performance Tables

Table I, page A-2

47.   Please revise to show cash down payments separate from mortgage loans. Total acquisition costs should reflect to amount of offering proceeds applied toward the purchase of property and should not exceed 100%. Mortgage financing will be reflected in the line item for Percent Leverage.

48.   Refer to the line items for Date Offering Began and Length of Offering and the disclosure in footnotes (4) and (5). Please tell us why you are not using the commencement date of the sale of securities as the Date Offering Began.

Table VI, page II-6

49.   Please revise this table to include the location of each of the property disclosed. Please see Appendix I of Industry Guide 5.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Bob Telewicz at 202-551-3438 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any other questions.

             Sincerely,

             Karen J. Garnett
             Assistant Director

cc: Rosemarie A. Thurston
  Gustav F. Bahn
  Alston & Bird LLP
  Via facsimile 404-253-8447